SEC Mail Processing Section

SECURI[illegible]ON

12011157

FEB 23 2012

Washington, DC

125

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50510 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-2 Trading, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th Floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Fortunoff — (212) 905-5704
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

| 750 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





2/25

## OATH OR AFFIRMATION

I, Gregory Fortunoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-2 Trading, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATIE BROMBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6213400
Qualified in Kings County
My Commission Expires November 09, 2013

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

# G-2 TRADING, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2011

## G-2 TRADING, LLC

### Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

## INDEPENDENT AUDITORS' REPORT

To the Members of
G-2 Trading, LLC

We have audited the accompanying statement of financial condition of G-2 Trading, LLC (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of G-2 Trading, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 17, 2012

## G-2 TRADING, LLC

**Statement of Financial Condition**
**December 31, 2011**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 56,590 |
| Due from clearing broker | 18,084,854 |
| Securities owned, at fair value | 44,498,038 |
| Fixed assets, net | 1,261,730 |
| Intangible asset, net | 714,996 |
| Goodwill | 1,954,040 |
| Other assets | 220,771 |
| | $ 66,791,019 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Liabilities: | |
| Securities sold, not yet purchased, at fair value | $ 39,081,846 |
| Distributions due to members | 1,858,403 |
| Accounts payable and accrued liabilities | 474,426 |
| Total liabilities | 41,414,675 |
| Commitments | |
| Members' equity | 25,376,344 |
| | $ 66,791,019 |

*See notes to statement of financial condition*

## NOTE A - ORGANIZATION AND NATURE OF BUSINESS

G-2 Trading, LLC (the "Company") is a Delaware limited liability company, which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and the Philadelphia Stock Exchange, Inc. The Company's managing member, M Street Capital LLC (the "Managing Member"), owns Class A Membership Interest.

The Company is engaged in the proprietary trading of securities.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades securities through its clearing broker Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member, directly.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### [1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and other adjustments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### [2] Investment transactions:

The Company records transactions in securities and related revenue and expenses, including commissions, on a trade-date basis. Dividends are accrued on the ex-dividend date. Interest expenses are recorded on the accrual basis.

### [3] Income taxes:

The Company is a limited liability company, taxed as a partnership, and as such is not a taxpaying entity.

Tax laws are complex and subject to different interpretations by taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported.

The Managing Member is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in this financial statement any interest or penalties related to income taxes. There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years prior to December 31, 2008.

### [4] Cash:

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**[5] Fixed assets:**

Furniture, equipment, computer software, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term, or estimated useful lives, whichever is shorter.

**[6] Intangible asset:**

Intangible asset is being amortized by the straight-line method with its estimated useful life of 5 years. The Company assesses the recoverability of its intangible asset by determining whether the carrying amount can be recovered through undiscounted forecasted cash flows if events or changes in circumstances indicate that the asset may be impaired. If undiscounted forecasted cash flows indicate that the carrying amount will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

No indicators of impairment were identified during the year ended December 31, 2011.

**[7] Goodwill:**

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds its fair value then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The Company has elected to perform its annual analysis during the fourth quarter of each fiscal year.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment." ASU No. 2011-08 simplifies how entities test goodwill for impairment by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative, two-step goodwill impairment test. The amendment is effective for fiscal years beginning after December 15, 2011. The Company has elected early adoption. The adoption of ASU 2011-08 did not affect the Company's financial condition.

No indicators of impairment were identified during the year ended December 31, 2011.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### [8] Securities valuation:

The Company carries its securities owned and securities sold, not yet purchased at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 inputs are unobservable inputs for the assets or liabilities that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Securities owned and securities sold, not yet purchased, consist of common stocks and equity options which are classified within Level 1 of the fair value hierarchy. Securities listed on a national securities exchange or listed on NASDAQ National Market System are valued at their last reported sales price on the primary securities exchange. Options are valued at their average closing bid and ask price.

## NOTE C - DUE FROM CLEARING BROKER

The clearing and depository functions for the Company's security transactions are provided by the Clearing Broker. For financial reporting purposes, amounts payable to the broker have been offset against amounts receivable from the broker for securities sold, not yet purchased, and other items. At December 31, 2011, all of the securities owned, securities sold, not yet purchased and the amount due from clearing broker reflected on the statement of financial condition are security positions carried by and amounts due from the Clearing Broker. The Company had substantially all of its individual counterparty concentration with the Clearing Broker.

The Company's securities are used to secure any amounts payable to the Clearing Broker and the securities sold, not yet purchased. Subject to the clearing agreement, the Clearing Broker has the right to sell or repledge collateral held by it. The Managing Member monitors the trading activity of the Company to maintain adequate margin with the Clearing Broker.

## NOTE D - MEMBERS' EQUITY

Members' equity represents interests of the Managing Member and the Class B Members.

The operating agreement of the Company defines the rights and obligations of the members including the terms of profit and loss sharing arrangements for use of the Company's proprietary trading account. Members' interests are classified as permanent equity.

The Managing Member, in accordance with the operating agreement, will contribute capital to the extent of the Class B Members' deficit balances such that Class B Members with positive balances will not be required to cover losses of Class B Members with deficits. Historically, the Managing Member has allocated its capital to cover deficits in Class B Member accounts that have deficits at the time of their termination. Included within members' equity on the statement of financial condition at December 31, 2011, is $1,059,411 related to Class B Members' deficits guaranteed by the Managing Member. Deficit of $422,110 is guaranteed by other Class B Members which have surplus balances.

## NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased as of December 31, 2011 consist of the following, all of which are Level 1 securities per the fair value hierarchy, and are located in the United States:

| | | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|---|
| Common Stocks | | | |
| | Basic Materials | $ 4,758,415 | $ 3,664,582 |
| | Consumer Goods | 5,808,875 | 5,284,478 |
| | Financial | 9,000,695 | 7,466,182 |
| | Healthcare | 4,064,756 | 4,036,203 |
| | Industrial Goods | 5,123,772 | 5,411,050 |
| | Services | 4,905,031 | 5,614,792 |
| | Technology | 4,185,358 | 1,604,934 |
| | Utilities | 253,742 | 399,566 |
| Total Common Stocks | | 38,100,644 | 33,481,787 |
| Options | | | |
| | Basic Materials | 1,625,803 | 1,566,251 |
| | Conglomerates | 58 | |
| | Consumer Goods | 754,266 | 416,118 |
| | Financial | 538,646 | 339,302 |
| | Healthcare | 1,699,494 | 1,739,106 |
| | Industrial Goods | 610,241 | 750,285 |
| | Services | 180,684 | 21,070 |
| | Technology | 988,202 | 767,927 |
| Total Options | | 6,397,394 | 5,600,059 |
| Total | | $ 44,498,038 | $ 39,081,846 |

### NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

### NOTE F - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2011 were as follows:

| | |
|---|---|
| Furniture and fixtures | $ 228,550 |
| Computer equipment | 277,690 |
| Software | 1,857,360 |
| Leasehold improvements | 78,749 |
| Total cost | 2,442,349 |
| Less accumulated depreciation and amortization | 1,180,619 |
| | $ 1,261,730 |

### NOTE G - INTANGIBLE ASSET

Intangible asset subject to amortization at December 31, 2011 consists of the acquired trading relationships with non-managing members ("Class B Members"), who conduct the proprietary trading for the Company. These relationships had a carrying value of $1,300,000 at the date of acquisition and an estimated useful life of five years. At December 31, 2011, net carrying value was $714,996.

### NOTE H - DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company trades equity options, which are derivative financial instruments, for trading purposes and for managing the risk associated with equity positions held by the Company.

As of December 31, 2011, the volume for the Company's derivative activities based on their number of contracts, categorized by primary underlying risk, are as follows:

| | Long Exposure | Short Exposure |
|---|---|---|
| Primary Underlying Risk | Number of Contracts | Number of Contracts |
| **Equity contracts:** | | |
| Equity options | 47,401 | 34,753 |

## NOTE H - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following table identifies the fair value amounts and locations of the derivative instruments reported in the statement of financial condition categorized by primary underlying risk, all of which are accounted for as trading instruments at December 31, 2011:

| | Derivative Assets | | Derivative Liabilities | |
|---|---|---|---|---|
| Primary Underlying Risk | Location | Fair Value | Location | Fair Value |
| **Equity contracts:** | | | | |
| Equity options | Securities owned, at fair value | $ 6,435,134 | Securities sold, not yet purchased, at fair value | $ 5,600,059 |

## NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company trades various financial instruments (written options and securities sold, not yet purchased). Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific times at specific future dates. Each of these financial instruments contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

## NOTE J - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $100,000. At December 31, 2011, the Company had net capital of $9,954,067, which was $9,798,545 in excess of its required net capital of $155,522. Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

## NOTE K - COMMITMENTS

The Company leases office space under a non-cancellable operating lease expiring December, 2012. The lease contains escalation provisions based on certain costs incurred by the lessor.

Future annual minimum lease payment for the remaining year of the lease is $720,000.

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS



**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Members of
G-2 Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by G-2 Trading, LLC (the "Company") and the Securities and Exchange Commission ("SEC"), SIPC and the Philadelphia Stock Exchange, Inc. solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries in the Check Register noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLP

New York, New York
February 17, 2012

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050510 PHIL DEC
G-2 TRADING LLC 7*7
ATTN: SHARON LEIB
666 3RD AVE 8TH FL
NEW YORK NY 10017-4011

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 30,294.69

B. Less payment made with SIPC-6 filed (exclude interest) ( 11,268.42 )
7/27/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18,926.27

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,926.27

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,926.27

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G-2 Trading LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of February, 20 12.

CFO/FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Eliminate cents

Item No.

| | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 14,714,391 |
| **2b. Additions:** | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | 1,011,650 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| **2c. Deductions:** | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 2,596,516 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ | |

(Deductions in excess of $100,000 require documentation)

| | | |
|---|---|---|
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 1,011,650 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ | |
| Enter the greater of line (i) or (ii) | | 1,011,650 |
| Total deductions | | 3,608,166 |
| 2d. SIPC Net Operating Revenues | | $ 12,117,875 |
| 2e. General Assessment @ .0025 | | $ 30,294.69 |

(to page 1, line 2.A.)